SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.  20549


                           SCHEDULE 13D


                  Under the Securities Exchange Act of 1934


                                BEV-TYME, INC.
                               (Name of Issuer)

                        COMMON STOCK, $.0001 PAR VALUE
                        (Title of Class of Securities)


                                   087822409
                                (CUSIP Number)

           Joshua S. Kanter, Esq., 333 West Wacker Drive, Suite 2700
                    CHICAGO, ILLINOIS 60606 (312) 984-3120
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               OCTOBER 25, 1996
            (Date of Event which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check
      the following box [ ].

      Check the following  box  if  a  fee  is  being  paid with this statement
      <checked-box>.  (A fee is not required only if
      the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent to thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See
      Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 087822409          13D           PAGE 2 OF 7 PAGES

1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ulster Investments Limited


2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)      [ ]
                                                                  (b)      [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS*

      WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Antigua, West Indies


NUMBER OF               7     SOLE VOTING POWER
SHARES                        280,000 shares
BENEFICIALLY
OWNED BY                8     SHARED VOTING POWER
EACH                          -0-
REPORTING
PERSON                  9     SOLE DISPOSITIVE POWER
WITH                          280,000 shares

                        10    SHARED DISPOSITIVE POWER
                              -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      280,000 shares

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      23.25%

14    TYPE OF REPORTING PERSON*

      CO

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                           2 of 7 Pages

ITEM 1.    SECURITY AND ISSUER.

     This Schedule relates to the shares of common stock (the "Common Stock") of Bev-Tyme, Inc. a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 134 Morgan Avenue, Brooklyn, New York 11237.

ITEM 2.    IDENTITY AND BACKGROUND.

     This Schedule is being filed by Ulster Investments Limited ("Reporting Person"). The Reporting Person's country of organization is Antigua, West Indies, and its principal place of business and principal office is c/o Antigua International Trust Limited, High Street - P.O. Box 1302, St. John's, Antigua, West Indies. The Reporting Person's principal business is lending to businesses and investing in public and private securities.

     Information regarding the officers and director of the Reporting Person is listed on EXHIBIT A attached hereto.

     Neither the Reporting Person nor any of the parties listed on EXHIBIT A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or fining any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The funds used to purchase the securities (warrants to purchase 100,000 shares of the Issuer's Common Stock and 100,000 shares of the Company's Class C Convertible Preferred Stock) were from the Reporting Person's working capital. The purchase price of the warrants was an aggregate of $2,000.00.

ITEM 4.    PURPOSE OF TRANSACTION.

     The warrants have been acquired and the Reporting Person anticipates that the Common and Class C Convertible Preferred Stock will, upon exercise of the warrants, be acquired by the Reporting Person for investment purposes. The Reporting Person has no present plan or proposal which relates to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)   An   extraordinary   corporate   transaction,   such  as  a  merger,
           reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

                           3 of 7 Pages

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)   Any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

     (A)   AMOUNT BENEFICIALLY OWNED - 280,000{1}

           PERCENT OF CLASS - 23.25%{2}

     (B)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
           (i)  sole power to vote or to direct the vote

                - 280,000{(1)}

           (II) SHARED POWER TO VOTE OR TO DIRECT THE VOTE

                -0-

           (III)SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                - 280,000{(1)}

           (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                 -0-

     (C)   DESCRIPTION OF TRANSACTIONS

**FOOTNOTES**

      {1} Consists of warrants to purchase 100,000 shares of the Issuer's Common Stock and 100,000 shares of the Issuer's Class C Convertible Preferred Stock. Each share of Class C Convertible Preferred Stock is convertible into 1.8 shares of Common Stock.

     {2} Based upon 924,224 issued and outstanding shares of Common Stock and assumes exercise of the warrants held by the Reporting Person, conversion of Class C Convertible Preferred Stock which would be held by the Reporting Person as a result of such exercise, no conversion of any other of the Issuer's Class C Convertible Preferred Stock and no exercise of any other warrants or options to acquire securities of the Issuer.

                           4 of 7 Pages

     On October 25, 1996, the Issuer borrowed $248,000 from the Reporting Person and sold a warrant to purchase 100,000 shares of Common Stock and a warrant to purchase 100,000 shares of Class C Preferred Stock for an aggregate consideration of $2,000.00. The loan matures October 25, 1997 and bears interest at 10% per annum (calculated on the basis of the actual number of days elapsed and a 360 day year). Interest shall be due and payable on the maturity date and overdue amounts under the promissory note evidencing the loan shall bear interest at 15% per annum. The loan is secured by all of the Issuer's assets and property. The warrant to purchase the Common Stock has an exercise price of $0.10 per share and the warrant to purchase the Class C Convertible Preferred Stock has an exercise price of $0.50 per share, subject to anti-dilution adjustments as provided in the warrants. Both warrants expire October 25, 2001.

ITEM 6.    CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
RESPECT
           TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships among the Reporting Person and its officers and director, or between such persons and any other person, with respect to any securities of the Issuer.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT A - Officers and Director of the Reporting Person.




                           5 of 7 Pages

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 NOVEMBER 4, 1996
                                 Date

                                 ULSTER INVESTMENTS LIMITED

                                 By:  /S/ ROSLYN YEARWOOD
                                 Its: Secretary

                                 For and on behalf of Antigua International Trust Ltd.
                                 Director

                           6 of 7 Pages

                               EXHIBIT A

          OFFICERS AND DIRECTOR OF ULSTER INVESTMENTS LIMITED

I.   DIRECTOR

NAME
(PRINCIPAL BUSINESS)PLACE OF ORGANIZATIONBUSINESS ADDRESS

Antigua International Antigua         High Street, P.O. Box 1302
 Trust Limited                        St. John's, Antigua, West Indies
(trust company)

II.  OFFICERS

NAME            POSITION   CITIZENSHIPBUSINESS ADDRESS


Brian Stuart-YoungPresidentGuyana     Antigua International Trust Limited
                                      High Street, P.O. Box 1302
                                      St. John's, Antigua, West Indies

     Roslyn Yearwood  Secretary  Antigua    Antigua International Trust Limited
                                            High Street, P.O. Box 1302
                                            St. John's, Antigua, West Indies

     Romel Tiwari     Treasurer  Guyana     Antigua International Trust Limited
                                            High Street, P.O. Box 1302
                                            St. John's, Antigua, West Indies


                           7 of 7 Pages